Exhibit 99.1

Cenovus substantially achieves $7 billion near-term net debt target

Company generates over $830 million in second-quarter free funds flow

Calgary, Alberta (July 25, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) reduced net debt to $7.1 billion in the second quarter after generating over $830 million in free funds flow. The company’s excellent financial performance was driven by higher realized oil prices, which contributed to oil sands operating margin of more than $1.0 billion.

“Through focused operations and disciplined capital allocation, we have materially improved our balance sheet and achieved a very important milestone,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “As we relentlessly pursue getting our net debt even lower, to $5.0 billion, our balance sheet strength positions us to also consider opportunities for increasing shareholder returns and disciplined investments in our business.”

Cenovus remains on track to increase its crude-by-rail capacity to approximately 100,000 barrels per day (bbls/d) by the end of 2019. In June, the company transported nearly 36,000 bbls/d of its oil by rail to the U.S. Gulf Coast. In the first quarter, Cenovus transported approximately 16,000 bbls/d of its oil by rail to the U.S. Gulf Coast, where the company can achieve higher pricing than by selling it in Alberta.

Financial & production summary[1]
(for the period ended June 30)	2019 Q2	2018 Q2	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	1,275	533	139
Adjusted funds flow[2]	1,082	774	40
Per share diluted	0.88	0.63
Free funds flow[2]	834	482	73
Operating earnings (loss) from continuing operations[2]	267	-292
Per share diluted	0.22	-0.24
Net earnings (loss) from continuing operations	1,784	-410
Per share diluted	1.45	-0.33
Capital investment	248	292	-15
Production from continuing operations (before royalties)
Oil sands (bbls/d)	344,973	389,378	-11
Deep Basin liquids[3] (bbls/d)	26,417	34,041	-22
Total liquids from continuing operations[3] (bbls/d)	371,390	423,419	-12
Total natural gas from continuing operations (MMcf/d)	432	571	-24
Total production from continuing operations[3] (BOE/d)	443,318	518,530	-15

[1] Cenovus adopted International Financial Reporting Standard 16, “Leases,” effective January 1, 2019 using the modified retrospective approach; therefore, 2018 comparative information has not been restated.

[2] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

[3] Includes oil and natural gas liquids (NGLs).

Second-quarter overview

Balance sheet strength and capital discipline

During the first six months of 2019, Cenovus repurchased US$1.3 billion of unsecured notes for cash consideration of US$1.2 billion, including US$814 million in the second quarter. Net debt at the end of the second quarter was $7.1 billion. At current commodity prices, Cenovus expects to continue to make substantial progress towards its long-term net debt target of approximately $5.0 billion. At that level, the company anticipates being in a position to achieve and maintain a target ratio of less than two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) at bottom-of-the-cycle commodity prices. At the end of the second quarter, Cenovus had net debt to adjusted EBITDA of 2.4 times.

Cenovus plans to provide investors with an update on its corporate strategy and five-year business plan, including future capital allocation priorities, at its scheduled Investor Day in Toronto on October 2, 2019.

Financial highlights

Cenovus’s strong second-quarter results were largely driven by a higher average realized crude oil price of $62.75 per barrel (bbl), up 22% from the same period in 2018. The company’s oil sands business had an excellent quarter focused on personal and process safety, cost control and production. Oil sands operating margin doubled to over $1.0 billion compared with the second quarter of 2018, even after accounting for the impact of a nearly month-long planned turnaround at Christina Lake, higher royalty payments and mandated production curtailments. The company’s safe and reliable operations, low cost structure and continued focus on capital discipline also contributed to its financial performance in the second quarter.

Cenovus generated second-quarter free funds flow of $834 million, up 73% from a year earlier, adjusted funds flow of approximately $1.1 billion, a 40% year-over-year increase, and cash from operating activities of nearly $1.3 billion, up 139% from the same period in 2018. In the first six months of the year, the company generated almost $1.6 billion in free funds flow, approximately $2.1 billion in adjusted funds flow and $1.7 billion in cash from operating activities.

“In late 2017, we implemented a plan to improve the resilience and competitiveness of our company,” said Pourbaix. “Our excellent second-quarter results are a continuation and a reflection of our disciplined approach to operations, cost control and capital allocation. We continue to position ourselves to generate significant free funds flow in almost any commodity price environment.”

Cenovus’s operating earnings from continuing operations were $267 million compared with an operating loss of $292 million in the year-earlier period. Net earnings from continuing operations were approximately $1.8 billion in the second quarter compared with a net loss of $410 million in the same period in 2018. Net earnings included one-time deferred income tax recoveries of $658 million related to a reduction in Alberta’s corporate income tax rate and $387 million due to an increase in the tax basis of Cenovus’s U.S. refining assets. Non-operating unrealized foreign exchange gains of $407 million compared with losses of $205 million in the second quarter of 2018, and higher operating earnings also contributed to the year-over-year net earnings increase.

Market access and sustainable oil production

Cenovus continues to pursue a diversified transportation strategy to get its oil to markets where it can achieve the highest price. This includes the company’s plan to ramp up its rail capacity to approximately 100,000 bbls/d in 2019, which remains on schedule.

“We view rail as a structural element of our market access strategy, but we cannot emphasize enough the importance of getting additional pipeline capacity out of Western Canada built,” said Pourbaix. “The unfounded attacks on our industry that have stalled new pipelines must be addressed for the benefit of all Canadians. Canadian oil is among the most responsibly produced in the world, and it makes no sense to stop it from reaching global customers.”

Cenovus and its peers continue to work on solutions to further reduce environmental impact, including water use, land footprint and greenhouse gas emissions. In addition to the significant results Cenovus and its peers have achieved to date, work is underway by companies individually and through collaborative efforts such as Canada’s Oil Sands Innovation Alliance (COSIA) and Evok Innovations, both of which Cenovus helped found.

Advances in technology and operational efficiency have contributed to about a 30% reduction in Cenovus’s oil sands emissions intensity over the past 15 years. A barrel of oil produced at the company’s oil sands operations now has a lower emissions intensity than the average global barrel. Getting meaningful volumes of lower-emissions oil from Canada to global markets would provide an opportunity to replace more carbon-intensive barrels from other jurisdictions, helping to lower average global emissions. Further information about Cenovus’s approach to responsible development can be found in the company’s 2018 environmental, social & governance (ESG) report, which was published on July 23, 2019.

Production curtailment

Cenovus’s oil production continued to be limited by the Alberta government’s mandated production curtailment program in the second quarter, with oil sands volumes averaging 344,973 bbls/d, 11% lower than in the same period a year earlier. Based on mandated production volumes for July and August, the company anticipates average bitumen and crude oil production will be a maximum of 360,000 bbls/d for the third quarter. Production guidance for 2019 remains unchanged, with oil sands volumes expected to average between 350,000 bbls/d and 370,000 bbls/d for the year.

As a result of Alberta’s mandatory curtailment program, differentials between Western Canadian Select (WCS) and light oil benchmark prices have remained relatively narrow in 2019, contributing to improved financial performance for the Canadian oil industry and increased royalty payments. In Alberta, royalties on Cenovus’s production for the first six months of this year amount to more than $500 million. These royalties support the delivery of services and infrastructure such as health care, education, schools and roads.

“While curtailment was always meant to be a temporary measure, it’s doing what it was designed to do, and we expect the Alberta government will continue to use it as a tool while there is an inadequate balance between takeaway and production capacity in the province,” said Pourbaix. “In the near term, I’m optimistic that we’re beginning to see improved market access through the ramp-up of rail capacity and, over the longer term, through progress on pipeline solutions such as the Trans Mountain Expansion Project, Keystone XL and Enbridge’s Line 3 Replacement Program.”

Cenovus sees opportunity for the Alberta government to encourage increased movement of crude by rail by allowing producers to ship barrels in excess of mandated curtailment levels if those barrels are transported by rail. The company would also be supportive of the Government of Alberta divesting its contracted crude-by-rail capacity to industry.

Operating highlights

Safety

Following the previously announced safe completion of Cenovus’s winter delineation drilling and seismic work in the oil sands, the company successfully completed a nearly month-long planned turnaround at Christina Lake during April and May with no significant injury incidents and no process safety events. Company-wide, Cenovus continues to work towards achieving the internal safety targets it established for itself this year. The safety of Cenovus’s people, assets and the environment continues to be a top priority.

Oil sands

Second-quarter production at Christina Lake was 179,020 bbls/d, an 18% decrease compared with the same period in 2018, while Foster Creek averaged 165,953 bbls/d, 3% lower year-over-year. The decrease in volumes at both operations was primarily due to mandatory production curtailments. In addition, volumes at Christina Lake were reduced by 7,665 bbls/d during the second quarter due to the planned turnaround.

On July 10, 2019, Foster Creek and Christina Lake, which have been operating since 1997 and 2002 respectively, reached one billion barrels of cumulative oil sands production. Cenovus is the first oil sands operator to achieve one billion barrels of production using steam-assisted gravity drainage (SAGD) technology. The success of SAGD has resulted in over $25 billion in investment in the Canadian economy by Cenovus and its predecessor companies, and substantially more by the oil sands industry as a whole, for the benefit of all Canadians.

While Cenovus’s oil sands facilities are producing at lower rates to comply with mandated curtailment, the company is maintaining normal steam injection levels. This allows Cenovus to continue mobilizing and storing production-ready barrels in its reservoirs, so it can efficiently increase production volumes when mandatory curtailment is eased. Maintaining normal steam injection rates during curtailment has contributed to a modest, temporary increase in per-barrel operating costs and steam-to-oil ratios (SORs). SOR is the amount of steam needed to produce one barrel of oil.

At Christina Lake, the SOR was 2.0 in the second quarter, compared with 1.8 in the second quarter of 2018. At Foster Creek, the SOR was 2.7 compared with 2.6 a year earlier.

Cenovus had second-quarter oil sands operating costs of $8.70/bbl, up 19% from the same period a year ago. The increase in per-barrel operating costs was mainly the result of lower sales volumes, increased repairs and maintenance and higher fluid waste handling and trucking costs related to the planned turnaround at Christina Lake. Operating cost increases were partially offset by lower chemical costs. Cenovus achieved second-quarter oil sands netbacks, excluding realized hedging impacts, of $35.78/bbl, a 10% increase from the second quarter of 2018.

Cenovus continues to have flexibility on timing with its newly-completed phase G expansion at Christina Lake and will consider ramping up incremental oil production once the company has clarity on market access and the duration of production curtailments.

Deep Basin

Deep Basin production averaged 98,345 barrels of oil equivalent per day (BOE/d) in the second quarter, a 24% decrease from year-earlier levels, partly due to lower capital investment, the September 2018 divestiture of the Pipestone business and expected natural declines. In the latter part of the second quarter, production was also impacted by Cenovus’s decision to shut in some volumes due to low natural gas prices. The vast majority of these wells have since returned to production.

Average operating costs in the Deep Basin were $9.01/BOE in the second quarter, up 4% from $8.68/BOE a year earlier. The increase in per-barrel operating costs was driven by lower sales volumes, partially offset by reduced repairs and maintenance activity, lower processing fees due to reduced throughput as well as decreased chemical, electrical and workforce costs.

Cenovus continues work to optimize its Deep Basin operating model with a view to reducing costs, improving efficiency and maximizing value.

Downstream

Cenovus’s Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator, Phillips 66, delivered solid operational performance in the second quarter, with plant utilization rates of around 98%. Performance at Wood River was partially impacted by crude pipeline outages and flooding on the Mississippi River.

Refining and marketing operating margin was $198 million in the second quarter, compared with operating margin of $357 million in the year-earlier period, largely due to lower crude advantage from narrowing heavy and medium sour crude oil differentials as well as higher operating costs and unplanned maintenance at both refineries. Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $10 million higher in the second quarter, compared with $57 million lower in the same period of 2018.

Board renewal

M. George Lewis has been appointed to Cenovus’s Board of Directors, effective immediately. Mr. Lewis was with Royal Bank of Canada (RBC) for 30 years, including serving on the company's Group Executive. Currently, he is a member of the Board of Directors of the Ontario Teachers’ Pension Plan Board and Legal & General Group plc (UK).

“George Lewis brings strong financial services experience with a focus on asset and capital management following a 30-year career with RBC,” said Patrick D. Daniel, Chair of the Board of Directors. “His expertise and experience will be a substantial benefit to Cenovus.”

Dividend

For the third quarter of 2019, the Board of Directors declared a dividend of $0.05 per share, payable on September 30, 2019 to common shareholders of record as of September 13, 2019. Based on the July 24, 2019 closing share price on the Toronto Stock Exchange of $12.29, this represents an annualized yield of approximately 1.6%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 25, 2019, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, netback, operating earnings (loss), net debt, and net debt to adjusted EBITDA, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended June 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “focus”, “guidance”, “on track”, “plan”, “target”, “will”, “with a view”, “would be”, “see”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules; projections for 2019 and future years and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production guidance and debt reduction; ability to generate substantial cash flow, adjusted funds flow and free funds flow in the current commodity price environment; targeted reductions of net debt to $5.0 billion; the impact of the Alberta government mandated production curtailment; expected ramp-up of rail commitments; the planned timeline for ramping up oil-by-rail movement; pipeline capacity commitments; Christina Lake phase G expansion start-up flexibility; and all statements related to the company’s 2019 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: updated price and sensitivities assumptions as disclosed in the following table, available in Cenovus’s 2019 Guidance (dated April 23, 2019) at cenovus.com;

PRICE ASSUMPTIONS & ADJUSTED FUNDS FLOW SENSITIVITIES (1)
		Independent base case sensitivities	Increase	Decrease
Brent (US$/bbl)	$66.00	(for the full year 2019)	($ millions)	($ millions)
WTI (US$/bbl)	$59.00	Crude oil (WTI)*	80	(80)
Western Canada Select (US$/bbl)	$44.50	Light-heavy differential (WTI-WCS)*	(65)	60
AECO ($/Mcf)	$1.55	Chicago 3-2-1 crack spread*	60	(60)
Chicago 3-2-1 Crack Spread (US$/bbl)	$15.00	Natural gas (AECO)*	60	(65)
Exchange Rate (US$/C$)	$0.75	Exchange rate (US$/C$)**	(40)	40
*US$1.00 change

** $0.01 change

(1) Sensitivities include current hedge positions applicable to the full year of 2019. Refining results embedded in the sensitivities are based on unlagged margin changes and do not include the effect of changes in inventory valuation for first-in, first-out / lower of cost or net realizable value.

projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; lower production as a result of the government-mandated production curtailment contributing to improvement in WCS prices, narrowing of the price differential between WTI and WCS; future improvements in availability of product transportation capacity, including Canadian oil-by-rail activity ramping up as planned; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; the ability of our refining capacity, existing pipeline commitments and plans to ramp up crude-by-rail loading capacity to mitigate a portion of heavy oil volumes against wider differentials; continued improved Canadian commodity prices; bottom-of-the-cycle commodity prices of US$45/bbl WTI and C$44/bbl WCS; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2018 and its MD&A for the period ended June 30, 2019 as well as its AIF and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751